I, Erik Boyer, certify that:

   (1) the financial statements of Gamify, Inc. for the period of January 23, 2017 (Inception) to December 31, 2017, included in this Form, are true and complete in all material respects; and

   (2) the tax return information of Gamify, Inc. is recorded as zero dollars in this Form because the tax return for Gamify, Inc. for the period January 23, 2017 (Inception) to December 31, 2017 is not yet due and cannot be completed until after December 31, 2017.

Erik Boyer, CEO
Gamify, Inc.
December 31, 2017